CC Media Holdings, Inc.
One International Place
36th Floor
Boston, Massachusetts 02110
August 15, 2007
BY FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, N.W.
Washington, D.C. 20549-1004
Attention: Michele M. Anderson

RE:	CC Media Holdings, Inc. Registration Statement on Form S-4 (File No. 333-143349) Acceleration Request
Dear Ms. Anderson:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, CC Media Holdings, Inc. (f/k/a BT Triple Crown Capital Holdings III, Inc.) (the “Company”) hereby requests the Securities and Exchange Commission to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement effective as of 5:00 PM, Washington, D.C. time, on August 17, 2007, or as soon as possible thereafter.
     The Company hereby acknowledges that:
               • should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
               • the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
               • the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, CC MEDIA HOLDINGS, INC.
By:	/s/ Scott M. Sperling
Scott M. Sperling
President and Director (Principal Financial Officer)

cc:	David C. Chapin, Esq. C.N. Franklin Reddick III, Esq.